EXHIBIT 8.1

LIST OF SUBSIDIARIES

As of December 31, 2005, the subsidiaries of the Company include the following:

Name of Company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities
Actions Semiconductor Co., Ltd.	Republic of Mauritius (“Mauritius”) November 16, 2001	100%	Investment holding

Actions Semiconductor Co., Ltd.	The People’s Republic of China (the “PRC”) November 17, 2001	100%	Design and manufacture of system-on-a-chip products

Actions Technology (HK) Company Limited	Hong Kong January 13, 1999	100%	Trading of system-on- a-chip products

Actions Microelectronics Co., Ltd.	The British Virgin Islands (“The BVI”) October 17, 2005	80%	Investment holding

Artek Microelectrics Co., Ltd.	The BVI December 28, 2005	100%	Inactive

Beijing Actions North Microelectronics Co., Ltd.	PRC December 13, 2005	80%	Inactive